news release

ArcelorMittal reports second quarter 2013 and half year 2013 results

Luxembourg, August 1, 2013 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading steel company, today announced results1 for the three and six month periods ended June 30, 2013.

Highlights2:
●	Health and safety performance maintained in 2Q 2013 with a LTIF rate3 of 0.9x
●	EBITDA4 of $1.7 billion in 2Q 2013, representing a 19% underlying improvement compared to 1Q 20135
●	Steel shipments of 21.3 Mt in 2Q 2013, an increase of 1.7% as compared to 1Q 2013
●	2Q 2013 own iron ore production of 15 Mt, up +3.8% YoY; 8.2 Mt shipped and reported at market price6, flat YoY
●	Net debt7 decreased to $16.2 billion as of June 30, 2013, driven by improved cash flow from operations ($2.4 billion) and M&A proceeds ($0.3 billion)
●	$0.6 billion annualized management gains achieved during 1H 2013, in line with plan to achieve $3 billion of cost improvement by the end of 2015
●	Completion of AMMC capacity expansion from 16 Mt to 24 Mt; iron ore production to ramp-up during 2H 2013

Outlook and guidance:
●
In line with our guidance framework, underlying profitability is still expected to improve in 2013, driven by three factors: a) a 1-2% increase in steel shipments; b) an approximate 20% increase in marketable iron ore shipments; and c) the realized benefits from Asset Optimization and Management Gains initiatives

●	Nevertheless, due largely to lower than forecast apparent demand and lower than anticipated raw material prices, the Company now expects to report 2013 EBITDA greater than $6.5 billion
●
Due to an expected investment in working capital and the payment of the annual dividend, net debt is expected to increase in 2H 2013 to approximately $17 billion; the $15 billion medium term net debt target is unchanged

●	2013 capital expenditures are now expected to be approximately $3.7 billion

Financial highlights (on the basis of IFRS1, amounts in USD):

	Quarterly comparison			Semi-annual comparison
(USDm) unless otherwise shown	2Q 13	1Q 13	2Q 122	1H 13	2H 122	1H 122
Sales	20,197	19,752	22,478	39,949	39,032	45,181
EBITDA	1,700	1,565	2,559	3,265	3,002	4,677
Operating income / (loss)	352	404	1,207	756	(4,656)	2,011
Net income / (loss)	(780)	(345)	1,016	(1,125)	(4,460)	1,108
Basic earnings / (loss) per share (USD)	(0.44)	(0.21)	0.66	(0.65)	(2.89)	0.72

Own iron ore production (Mt)	15.0	13.1	14.4	28.1	28.3	27.6
Iron ore shipments at market price (Mt)	8.2	7.3	8.2	15.5	13.8	15.0
Crude steel production (Mt)	22.5	22.4	22.8	44.9	42.7	45.6
Steel shipments (Mt)	21.3	20.9	21.7	42.3	39.9	43.9
EBITDA/tonne (USD/t)8	80	75	118	77	75	107

Commenting, Mr. Lakshmi N. Mittal, ArcelorMittal Chairman and CEO, said:
“The operating environment in the first half continued to be challenging but we have delivered progress in a number of important areas. The benefits of our restructuring efforts - particularly in Europe - are evident; strong cash-flow performance has enabled us to reduce net debt to below our mid-year target; and the expansion of ArcelorMittal Mines Canada is largely complete and will ramp up during the second half.

Although we have revised our full year guidance, the second half should deliver a clear underlying improvement relative to the second half of 2012, which we believe marked the lowest point in the cycle.”

Second quarter 2013 earnings analyst conference call

ArcelorMittal management will host a conference call for members of the investment community to discuss the second quarter 2013 and half year 2013 financial performance at:

Date	US Eastern time	London	CET
Thursday August 1, 2013	9.30am	2.30pm	3.30pm

The dial in numbers:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0800 169 3059	+44 (0)207 970 0006	660993#
USA local:	1800 814 6417	+1 215 599 1757	660993#
France:	0800917772	+33 170707578	660993#
Germany:	08009646526	+49 6940359700	660993#
Spain:	900994921	+34 914140992	660993#
Luxembourg:	80024686	+352 24871048	660993#

A replay of the conference call will be available for one week by dialing
	Language	Access code
+49 (0) 1805 2043 089	English	443982#

The conference call will include a brief question and answer session with senior management. The presentation will be available via a live video webcast on www.arcelormittal.com.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

ArcelorMittal second quarter 2013 and half year 2013 results

ArcelorMittal, the world’s leading steel company, today announces results for the three month and six month periods ended June 30, 2013.

Corporate responsibility and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate3

Health and safety performance, based on own personnel figures and contractors lost time injury frequency (“LTIF”) rate, remained flat at 0.9x in the second quarter of 2013 (“2Q 2013”) as compared to the first quarter of 2013 (“1Q 2013”) and 0.8x for the second  quarter of 2012 (“2Q 2012”). During 2Q 2013, improvements in the Mining and Long Carbon segments were offset by deterioration in all other segments.

Health and safety performance improved to 0.9x in the first six months of 2013 (“1H 2013”) as compared to 1.0x for the first six months of 2012 (“1H 2012”), with improvements across the majority of segments.

Despite this encouraging performance in LTIF rate, there is still more work to be done. The Company’s efforts to improve the group’s Health and Safety record will continue. Whilst the LTIF target of 1.0x is maintained for 2013, the Company is focused on further reducing the rate of severe injuries and fatality prevention.

Own personnel and contractors - Frequency Rate
Lost time injury frequency rate	2Q 13	1Q 13	2Q 12	1H 13	1H 12
Total Mines	0.6	0.8	0.5	0.7	0.8

Lost time injury frequency rate	2Q 13	1Q 13	2Q 12	1H 13	1H 12
Flat Carbon Americas	0.7	0.6	1.1	0.8	1.1
Flat Carbon Europe	1.1	1.0	1.2	1.0	1.4
Long Carbon Americas and Europe	0.9	1.2	0.9	1.1	0.9
Asia Africa and CIS	0.6	0.4	0.3	0.5	0.5
Distribution Solutions	1.4	1.2	1.2	1.3	1.7
Total Steel	0.9	0.9	0.9	0.9	1.0

Lost time injury frequency rate	2Q 13	1Q 13	2Q 12	1H 13	1H 12
Total (Steel and Mines)	0.9	0.9	0.8	0.9	1.0

Key corporate responsibility highlights for 2Q 2013

•	ArcelorMittal hosted its seventh annual Health and Safety Day that mobilized around 231,000 employees and contractors on the day under the theme ‘Stop, think and act safely’.

•
ArcelorMittal unveiled its innovative ultra-lightweight car door solutions. Using steels and technology currently available, a 27% weight and cost saving can be achieved without compromising safety and structural requirements. Going forward even greater weight savings of up to 34% compared to existing steel car door solutions are expected.

•
ArcelorMittal joined the board of the Extractive Industries Transparency Initiatives as a representative of the mining constituency. This multi-stakeholder coalition aims to establish a global standard for transparency in the extractive industries, and better governance of natural resources. ArcelorMittal has supported the initiative since 2009.

Analysis of results for the six months ended June 30, 2013 versus results for the six months ended June 30, 2012

ArcelorMittal’s net loss for 1H 2013 was $1.1 billion, or $(0.65) loss per share, as compared to net income for 1H 2012 of $1.1 billion, or $0.72 per share.

Total steel shipments for 1H 2013 were lower at 42.3 million metric tonnes as compared with 43.9 million metric tonnes at 1H 2012.

Sales for 1H 2013 decreased by 11.6% to $39.9 billion as compared with $45.2 billion for 1H 2012 primarily due to lower average steel selling prices (-6.0%) and lower steel shipments (-3.7%).

Depreciation of $2.3 billion for 1H 2013 was comparable with 1H 2012.

Impairment charges for 1H 2013 were $39 million primarily relating to the closure of the organic coating and tin plate lines in Florange (Flat Carbon Europe). Impairment charges for 1H 2012 totalled $69 million, primarily related to the extended idling of the electric arc furnace and continuous caster at the Schifflange site in Luxembourg (Long Carbon Europe).

Restructuring charges for 1H 2013 were $173 million, including $137 million of cost incurred for the long term idling of the Florange liquid phase (including voluntary separation scheme costs, site rehabilitation/safeguarding costs, and take or pay obligations). Restructuring charges for 1H 2012 totalled $297 million and consisted largely of costs associated with the implementation of Asset Optimization primarily impacting Flat Carbon Europe and Long Carbon Europe operations.

Operating income for 1H 2013 was $756 million as compared with operating income of $2.0 billion for 1H 2012. Operating results for 1H 2013 were positively impacted by a $47 million fair valuation gain relating to the acquisition of an additional ownership interest in DJ Galvanizing in Canada. In addition, the operating income for 1H 2013 was positively impacted by $92 million related to “Dynamic Delta Hedge” (DDH) income. The DDH income recorded in 1Q 2013 was the final instalment of such income. This gain on the unwinding of a currency hedge related to raw materials purchases was initially recorded in equity in 4Q 2008, and has now been fully recorded in the income statement. Operating income for 1H 2012 was positively impacted by $295 million of DDH income recognized during the period.  Operating income during 1H 2012 was also positively impacted by $624 million: changes to the employee benefit plans at Dofasco led to curtailment gains of $285 million9 and the Skyline Steel divestment11 led to a gain of $339 million.

Loss from equity method investments and other income in 1H 2013 was $42 million, as compared to income of $103 million in 1H 2012. Losses incurred during 1H 2013 related primarily to a contingent consideration related to the Gonvarri Brasil acquisition in 2008 and weaker performance of European associates during the year.

Net interest expense (including interest expense and interest income) was $949 million for 1H 2013 as compared to $917 million for 1H 2012. Net interest expense increased due to the interest rate “step up” clauses in most of the Company’s outstanding bonds, which were triggered by the Company’s rating downgrades that occurred in the second half of 2012 and which resulted in incremental interest expense of $40 million in 1H 2013.

Foreign exchange and other net financing costs10 were $685 million for 1H 2013 as compared to costs of $484 million for 1H 2012.

ArcelorMittal recorded an income tax expense of $196 million for 1H 2013, as compared to an income tax benefit of $394 million for 1H 2012.

Gains attributable to non-controlling interests for 1H 2013 were $9 million as compared with losses attributable to non-controlling interests for 1H 2012 of $1 million.

Analysis of results for 2Q 2013 versus 1Q 2013 and 2Q 2012

ArcelorMittal recorded a net loss for 2Q 2013 of $0.8 billion, or $(0.44) loss per share, as compared to a net loss of $0.3 billion, or $(0.21) loss per share for 1Q 2013, and net income of $1.0 billion, or $0.66 earnings per share, for 2Q 2012.

Total steel shipments for 2Q 2013 were 21.3 million metric tonnes as compared with 20.9 million metric tonnes for 1Q 2013 and 21.7 million metric tonnes for 2Q 2012.

Sales for 2Q 2013 increased by 2.3% to $20.2 billion as compared with $19.8 billion for 1Q 2013, and were 10.1% lower than $22.5 billion for 2Q 2012. Sales were higher in 2Q 2013 as compared to 1Q 2013 primarily due to higher steel shipment volumes (+1.7%).

Depreciation amounted to $1.1 billion for 2Q 2013, as compared to $1.2 billion for both 1Q 2013 and 2Q 2012.

Impairment charges for 2Q 2013 were $39 million primarily relating to the closure of the organic coating and tin plate lines in Florange (FCE). There were no impairment charges recorded in 1Q 2013 or 2Q 2012.

Restructuring charges for 2Q 2013 were $173 million, including $137 million of costs incurred for the long term idling of the Florange liquid phase (including voluntary separation scheme costs, site rehabilitation/safeguarding costs, and take or pay obligations). Restructuring charges for 1Q 2013 were nil. Restructuring charges for 2Q 2012 totalled $190 million and consisted primarily of costs associated with the project to close two blast furnaces, sinter plant, steel shop and continuous casters in Liege, Belgium.

Operating income for 2Q 2013 was $352 million as compared with operating income of $404 million for 1Q 2013 and operating income of $1.2 billion for 2Q 2012. Operating income for 1Q 2013 was positively impacted by a $47 million fair valuation gain relating to the acquisition of an additional ownership interest in DJ Galvanizing in Canada. Operating income during 2Q 2012 was positively impacted by $339 million gain from the Skyline Steel divestment11. In addition, operating income for 1Q 2013 and 2Q 2012 was positively impacted by $92 million and $136 million, respectively, of DDH income recognized.

Loss from equity method investments and other income in 2Q 2013 was $24 million as compared to loss of $18 million in 1Q 2013 and an income of $118 million in 2Q 2012. Losses incurred during 2Q 2013 relate primarily to a contingent consideration from the Gonvarri Brasil acquisition in 2008.

Net interest expense (including interest expense and interest income) in 2Q 2013 was $471 million, as compared to $478 million for 1Q 2013 and $456 million for 2Q 2012.

Foreign exchange and other net financing costs were $530 million for 2Q 2013 as compared to costs of $155 million for 1Q 2013 and costs of $77 million for 2Q 2012. This includes a foreign exchange loss of $249 million in 2Q 2013 as compared to a gain of $96 million in 1Q 2013 primarily driven by 9% devaluation of Brazilian Real versus USD which impacted loans and payables denominated in foreign currency.

ArcelorMittal recorded an income tax expense of $99 million for 2Q 2013, as compared to an income tax expense of $97 million for 1Q 2013 and an income tax benefit of $218 million for 2Q 2012.

Gains attributable to non-controlling interests for 2Q 2013 were $8 million as compared with gains of $1 million for 1Q 2013 and losses of $6 million for 2Q 2012.

Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed projects in most recent quarters

Segment	Site	Project	Capacity / particulars	Actual completion
Mining	Andrade Mines (Brazil)	Andrade expansion	Increase iron ore production to 3.5mt / year	4Q 2012
Mining	ArcelorMittal Mines Canada	Replacement of spirals for enrichment	Increase iron ore production by 0.8mt / year	1Q 2013
Mining	ArcelorMittal Mines Canada	Expansion project	Increase concentrator capacity by 8mt/year (16 to 24mt / year)	2Q 2013 (e)

Ongoing(a) projects

Segment	Site	Project	Capacity / particulars	Forecasted completion
Mining	Liberia mines	Phase 2 expansion project	Increase production capacity to 15mt/ year (iron ore premium sinter feed concentrate)	2015 (b)
Mining	Baffinland	Early Revenue Phase	Production capacity 3.5mt/ year (iron ore)	2015 (c)
FCA	ArcelorMittal Dofasco (Canada)	Optimization of galvanizing and galvalume operations	Optimize cost and increase galvalume production by 0.1mt / year	On hold
FCA	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase HDG capacity by 0.6mt / year and CR capacity by 0.7mt / year	On hold
LCA	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.1mt / year	2015 (d)
	Juiz de Fora (Brazil)	Rebar and meltshop expansion	Increase in rebar capacity by 0.4mt / year; Increase in meltshop capacity by 0.2mt / year	2015 (d)
LCA	Monlevade (Brazil)	Sinter plant, blast furnace and meltshop	Increase in liquid steel capacity by 1.2mt / year; Sinter feed capacity of 2.3 mt / year	On hold

a)	Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development), or have been placed on hold pending improved operating conditions.
b)
The Company’s Board of Directors has approved the Phase 2 expansion of the Liberia project that would lead to annual premium sinter feed concentrate production capacity of 15 million tonnes per annum. The first sinter feed concentrate production is expected in 2015, replacing the Phase 1 – 4 million tonnes per annum direct-shipped operation. Product specification has changed to a sinter feed which has resulted in an engineering scope change.

c)
The Company’s Board of Directors has approved the Early Revenue Phase (“ERP”) at Baffinland, which requires less capital investment than the full project as originally proposed.  Implementation of the ERP is now underway with a goal to reach a 3.5MT per annum production rate by 2015. The budget for the ERP is approximately $700 million and will require the upgrading of the road that connects the existing port in Milne Inlet to the mine site as well as modifications to existing permits that are expected to be granted in 2013 and in the first half of 2014.

d)
During 2Q 2013 the Company has decided to resume the wire rod mill part of Monlevade expansion and rebar and meltshop expansion plan in Juiz de Fora (Brazil) with total capex estimate of $180 million. This part of the overall investment is expected to be finished in 2015. The upstream portion of the investment remains on hold.

e)	Final capex for the AMMC expansion project is $1.6 billion. Optimization and ramp-up of project in 2H 2013.

Analysis of segment operations

Flat Carbon Americas

(USDm) unless otherwise shown	2Q 13	1Q 13	2Q 122	1H 13	1H 122
Sales	4,788	4,859	5,359	9,647	10,629
EBITDA	293	443	563	736	1,320
Operating income	61	200	332	261	861

Crude steel production (Kt)	5,589	6,197	6,014	11,786	12,263
Steel shipments (Kt)	5,407	5,559	5,735	10,966	11,407
Average steel selling price (US$/t)	831	819	881	825	883
EBITDA/tonne (US$/t)	54	80	98	67	116
Operating income /tonne (US$/t)	11	36	58	24	75

Flat Carbon Americas crude steel production declined by 9.8% to 5.6 million tonnes in 2Q 2013 as compared to 6.2 million tonnes in 1Q 2013, driven primarily by a significant drop in Flat USA following labor issues at Burns Harbor and operational incidents at Indiana Harbor East and West, for which reductions in inventory and supplies from other Flat Carbon America units partially mitigated the market impact.

Steel shipments in 2Q 2013 were 5.4 million tonnes, 2.7% lower than in 1Q 2013, primarily driven by lower shipment volumes in Flat USA driven by incidents noted above, offset in part by improvements in Canada and South America.

Sales in the Flat Carbon Americas segment were $4.8 billion in 2Q 2013, a decrease of 1.5% as compared to $4.9 billion in 1Q 2013. The decrease in sales was due primarily to lower shipments in Flat USA, offset in part by higher steel selling prices in South America.

EBITDA in 2Q 2013 decreased 33.9% to $293 million as compared to $443 million in 1Q 2013. EBITDA in 1Q 2013 was positively impacted by a $47 million fair valuation gain relating to the acquisition of an additional ownership interest in DJ Galvanizing in Canada. Excluding this one-time gain, EBITDA in 2Q 2013 decreased 26.0% to $293 million as compared to $396 million in 1Q 2013, impacted by the loss of volumes in Flat USA partially offset by improvements in South America.

Flat Carbon Europe

(USDm) unless otherwise shown	2Q 13	1Q 13	2Q 122	1H 13	1H 122
Sales	6,903	6,834	7,223	13,737	14,942
EBITDA	341	300	383	641	514
Operating loss	(198)	(59)	(152)	(257)	(435)

Crude steel production (Kt)	7,481	7,279	7,143	14,760	14,325
Steel shipments (Kt)	7,065	6,890	6,771	13,955	14,232
Average steel selling price (US$/t)	830	831	884	830	872
EBITDA/tonne (US$/t)	48	44	57	46	36
Operating loss /tonne (US$/t)	(28)	(9)	(22)	(18)	(31)

Flat Carbon Europe crude steel production increased by 2.8% to 7.5 million tonnes in 2Q 2013 as compared to 7.3 million tonnes in 1Q 2013.

Steel shipments in 2Q 2013 were 7.1 million tonnes, an increase of 2.5% as compared to 6.9 million tonnes in 1Q 2013 due to seasonal factors.

Sales in the Flat Carbon Europe segment increased to $6.9 billion in 2Q 2013 as compared to $6.8 billion in 1Q 2013. Sales benefitted primarily from higher steel shipment volumes as average steel selling prices were essentially stable in USD.

EBITDA in 1Q 2013 included $92 million of DDH income recognized during the quarter. Excluding this gain, EBITDA in 2Q 2013 increased 63.9% to $341 million as compared to $208 million in 1Q 2013. Steel margins were positively impacted in 2Q 2013 by higher volumes and a positive price-cost effect reflecting higher management gains and benefits from asset optimization.

Operating results for 2Q 2013 were negatively impacted by restructuring costs of $157 million, primarily associated with the long term idling of the liquid phase at the Florange site in France and impairment charges of $24 million primarily relating to the closure of the organic coating and tin plate lines in Florange.

Long Carbon Americas and Europe

(USDm) unless otherwise shown	2Q 13	1Q 13	2Q 122	1H 13	1H 122
Sales	5,420	5,103	5,698	10,523	11,461
EBITDA	556	419	575	975	1,023
Operating income	329	185	344	514	465

Crude steel production (Kt)	5,742	5,722	5,885	11,464	11,670
Steel shipments (Kt)	5,772	5,394	5,839	11,166	11,577
Average steel selling price (US$/t)	848	858	885	853	898
EBITDA/tonne (US$/t)	96	78	98	87	88
Operating income /tonne (US$/t)	57	34	59	46	40

Long Carbon Americas and Europe crude steel production amounted to 5.7 million tonnes in 2Q 2013, essentially flat as compared to 1Q 2013.

Steel shipments in 2Q 2013 were 5.8 million tonnes, an increase of 7.0% as compared to 5.4 million tonnes in 1Q 2013, primarily due to higher volumes in Europe (seasonal impact), South America, Mexico and Tubular products.

Sales in the Long Carbon Americas and Europe segment increased to $5.4 billion in 2Q 2013 as compared to $5.1 billion in 1Q 2013. Sales were higher due to improved volumes, partially offset by lower average steel selling prices where higher average steel selling prices in the Tubular and Americas businesses were outweighed by reduced prices in the European business.

EBITDA in 2Q 2013 was $556 million, an improvement of 32.7% as compared to $419 million in 1Q 2013, primarily driven by higher volumes and improved profitability in South America and Tubular products.

Asia Africa and CIS (“AACIS”)

(USDm) unless otherwise shown	2Q 13	1Q 13	2Q 122	1H 13	1H 122
Sales	2,115	2,129	2,677	4,244	5,464
EBITDA	120	19	122	139	285
Operating loss	(33)	(117)	(36)	(150)	(31)

Crude steel production (Kt)	3,681	3,245	3,691	6,926	7,306
Steel shipments (Kt)	3,062	3,104	3,321	6,166	6,674
Average steel selling price (US$/t)	623	620	687	621	696
EBITDA/tonne (US$/t)	39	6	37	23	43
Operating loss /tonne (US$/t)	(11)	(38)	(11)	(24)	(5)

AACIS segment crude steel production was 3.7 million tonnes in 2Q 2013, an increase of 13.4% as compared to 1Q 2013. Production increased during 2Q 2013 primarily as a result of the recovery in South Africa following the fire at Vanderbijlpark (“VDP”) that negatively impacted production in 1Q 2013.

Steel shipments in 2Q 2013 amounted to 3.1 million tonnes, a decrease of 1.4% compared to 1Q 2013 with lower volumes in Ukraine and South Africa.

Sales in the AACIS segment were flat at $2.1 billion in 2Q 2013 as compared to 1Q 2013 as the CIS market in particular remained weak.

EBITDA in 2Q 2013 was $120 million as compared to $19 million in 1Q 2013, when EBITDA was negatively impacted by $67 million due to the fire disruption at VDP.

Distribution Solutions

(USDm) unless otherwise shown	2Q 13	1Q 13	2Q 122	1H 13	1H 122
Sales	3,597	3,553	4,292	7,150	8,723
EBITDA	29	15	385	44	420
Operating income / (loss)	(12)	(16)	331	(28)	321

Steel shipments (Kt)	4,008	4,063	4,523	8,071	9,112
Average steel selling price (US$/t)	872	851	920	862	920

Shipments in the Distribution Solutions segment in 2Q 2013 were 4.0 million tonnes, a decrease of 1.4% as compared to 4.1 million tonnes in 1Q 2013, primarily due to the reduction of export business in our CIS operations.

Sales in the Distribution Solutions segment in 2Q 2013 were $3.6 billion, an increase of 1.2% as compared to 1Q 2013, due primarily to higher average steel selling prices (+2.5%) offset in part by lower steel shipment volumes.

EBITDA in 2Q 2013 was $29 million as compared to $15 million in 1Q 2013, with the improvement primarily due to a better geographical sales mix following a seasonal improvement in Europe. EBITDA for 2Q 2012 of $385 million includes a gain of $339 million from the Skyline divestment11.

Mining

(USDm) unless otherwise shown	2Q 13	1Q 13	2Q 122	1H 13	1H 122
Sales12	1,351	1,199	1,602	2,550	2,900
EBITDA	432	433	548	865	1,032
Operating income	286	286	414	572	768

Own iron ore production (a) (Mt)	15.0	13.1	14.4	28.1	27.6
Iron ore shipped externally and internally and reported at market price (b) (Mt)	8.2	7.3	8.2	15.5	15.0

Own coal production(a) (Mt)	2.0	2.0	2.1	4.0	4.2
Coal shipped externally and internally and reported at market price(b) (Mt)	1.1	1.3	1.4	2.4	2.6

(a)  Own iron ore and coal production not including strategic long-term contracts
(b)  Iron ore and coal shipments of market-priced based materials include the Company’s own mines, and share of production at other mines, and exclude supplies under strategic long-term contracts

Own iron ore production (not including supplies under strategic long-term contracts) in 2Q 2013 was 15.0 million metric tonnes, 14.5% higher than 1Q 2013, primarily due to higher production at our Canadian operations and Liberia.

Shipments at market price increased 12.3% in 2Q 2013 as compared to 1Q 2013 primarily due to higher shipments in Canada which was impacted by production and freezing lake constraints during first quarter. Shipments at market price in 2Q 2013 remained flat at 8.2 million metric tonnes as compared to 2Q 2012.

Own coal production (not including supplies under strategic long-term contracts) in 2Q 2013 was 2.0 million metric tonnes, representing a decrease of 2.9% as compared to 1Q 2013.

EBITDA attributable to the Mining segment for 2Q 2013 was $432 million, essentially flat as compared to 1Q 2013. EBITDA during the quarter was positively impacted by higher volumes from our Canadian operations and the effect of lagged pricing on a portion of our shipments from Canada and Mexico, offset by reduced seaborne iron ore prices. EBITDA attributable to the Mining segment was $548 million in 2Q 2012.

Liquidity and Capital Resources

For 2Q 2013, net cash provided by operating activities was $2.4 billion, compared to net cash used in operating activities of $302 million in 1Q 2013. Cash provided by operating activities in 2Q 2013 included a $1.3 billion release of operating working capital as compared to an investment in operating working capital of $0.5 billion in 1Q 2013. Rotation days13 in 2Q 2013 significantly improved to 55 days as compared to 64 days in 1Q 2013. Working capital and rotation days are at the lower end of the range for the first half of 2013, and the expectation is that they will increase in 3Q 2013 in line with normal seasonal trends. Net cash provided by other operating activities in 2Q 2013 of $0.6 billion primarily relates to VAT refunds and reversal of unrealized foreign exchange losses.

Net cash used in investing activities during 2Q 2013 was $717 million, as compared to $803 million in 1Q 2013. Capital expenditures decreased to $709 million in 2Q 2013 as compared to $927 million in 1Q 2013. The Company continues to focus primarily on core growth capital expenditures in its mining business given attractive return profiles. While most planned steel investments remain suspended, during the quarter the Company restarted its Monlevade expansion project in Brazil. The project is expected to be completed in two phases with the first phase (investment in which has now been approved) focused mainly on downstream facilities and consists of a new wire rod mill in Monlevade with additional capacity of 1,050 ktpy of coils with capex estimate of $140 million; Juiz de Fora rebar capacity increase from 50 to 400 ktpy and meltshop capacity increase by 200 ktpy with capex estimate of $40 million. A decision whether to invest in Phase 2 of the project, focusing on the upstream facilities in Monlevade (sinter plant, blast furnace and meltshop), will be taken in the future. Other investing activities in 1Q 2013 of $124 million inflow included $139 million proceeds from the reduction in the Company’s stake in the Baffinland joint venture.

Net cash used in financing activities for 2Q 2013 was $2.8 billion as compared to cash provided by financing activities of $4.7 billion in 1Q 2013. Net cash used in financing activities for 2Q 2013 included debt repayment of $3.3 billion (primarily €1.5 billion for the 8.25% bond due 2013 and $1.2 billion for the 5.375% bond due 2013) and $290 million cash received related to the second and final instalment of the previously announced investment by a consortium led by POSCO and China Steel Corporation (CSC) to acquire a joint venture interest in ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets in Quebec, Canada. Net cash provided by financing activities for 1Q 2013 was primarily the result of cash proceeds from the combined offering14 of ordinary shares and mandatorily convertible subordinated notes totalling approximately $4.0 billion, as well as $810 million in cash received related to the first instalment of the AMMC stake sale discussed above.

During 2Q 2013, the Company paid dividends to minority shareholders of $3 million as compared to $34 million in 1Q 2013 (which included $28 million for the subordinated perpetual capital securities issued in September 28, 2012). During 2Q 2012, the Company paid dividends amounting to $294 million.

At June 30, 2013, the Company’s cash and cash equivalents (including restricted cash and short-term investments) amounted to $6.9 billion as compared to $8.0 billion at March 31, 2013. Gross debt declined from $26 billion at March 31, 2013 to $23.1 billion at June 30, 2013. As of June 30, 2013, net debt was $16.2 billion, as compared with $18 billion at March 31, 2013, driven by improved cash flow from operations ($2.4 billion) and M&A proceeds described above.

The Company had liquidity15 of $16.9 billion at June 30, 2013, a decrease of $1.1 billion as compared with liquidity of $18 billion at March 31, 2013, consisting of cash and cash equivalents (including restricted cash and short-term investments) of $6.9 billion and $10 billion of available credit lines. At June 30, 2013, the average debt maturity was 6.4 years.

3-year $3 billion management gains program

During the investor day held on March 15, 2013, the Company announced a new management gains improvement target of $3 billion by the end of 2015. The program is expected to yield approximately $1 billion of savings over each of the next 3 years. Action plans and detailed targets have been set at the various business units and progress will be monitored and reported upon in future quarters. The Group is targeting cost savings related to reliability, fuel rate, yield and productivity with two thirds of costs targeted being variable costs.

At June 30, 2013, $0.6 billion of annualized improvements had been achieved on a run rate basis.

Asset Optimization

The essential components of Asset Optimization have been announced. The Company confirms that the Asset Optimization introduced in 4Q 2011 is expected to deliver annualized savings of $1 billion, the full impact of which should be seen in 2014.

Recent developments

•
On July 17, 2013, ArcelorMittal met with the Government of Odisha’s Chief Secretary to inform him that the Company has decided not to progress with its planned construction of a 12 million tonne integrated steel plant and a captive power plant in the district of Keonjhar.  Unfortunately, ArcelorMittal has not been able to acquire the requisite land for the steel plant, nor has it been able to ensure captive iron ore security, which is a necessary requirement for the project. Therefore, taking into account the current economic climate, ArcelorMittal concluded it will no longer be pursuing its plans for a steel plant in Keonjhar at this stage.

•
In July 2013, ArcelorMittal completed Cash Tender Offers to purchase any and all of the 6.5% U.S. dollar denominated Notes due in April  2014 (“the $ 2014 Notes”) and the 4.625% EURO denominated Notes due in November 2014 (“the € 2014 Notes”).  The Group accepted to purchase $311.5 million principal amount of the $ 2014 Notes for a total aggregate purchase price (including accrued interest) of $327.8 million and €139.5 million of the € 2014 Notes for a total aggregate purchase price (including accrued interest) of €150.1 million. Upon settlement for all of the notes accepted pursuant to the Offers, $188.5 million principal amount of $ 2014 Notes remained outstanding and €360.5 million principal amount of € 2014 Notes remained outstanding. A €6 million loss was booked in the 2Q 2013 income statement reflecting the difference between the tender consideration and the carrying value of the € 2014 Notes. All other impacts on profit and loss, cash and debt will be recorded in 3Q 2013.

Outlook and guidance

In line with our guidance framework, underlying profitability is still expected to improve in 2013, driven by three factors:
a) a 1-2% increase in steel shipments;
b) an approximate 20% increase in marketable iron ore shipments; and
c) the realized benefits from Asset Optimization and Management Gains initiatives

Nevertheless, we adjust 2013 EBITDA guidance from "greater than $7.1 billion" to "greater than $6.5 billion" due to the following factors:
a) lower than forecast apparent demand (primarily North America and Europe) and its impact on group shipments;
b) lower than anticipated coking coal prices, including the impact on vertically integrated operations;
c) lower premiums for high quality iron ore concentrate; and
d) additional repairs and maintenance spend following production incidents during the first half.

Due to an expected investment in working capital and the payment of the annual dividend, net debt is expected to increase in 2H 2013 to approximately $17 billion; the $15 billion medium term net debt target is unchanged.

2013 capital expenditures are now expected to be approximately $3.7 billion.

ArcelorMittal condensed consolidated statements of financial position

In millions of U.S. dollars	June 30,	March 31,	December 31,
	2013	2013	20122
ASSETS
Cash and cash equivalents including restricted cash	6,918	7,977	4,540
Trade accounts receivable and other	5,866	6,130	5,085
Inventories	18,067	18,389	19,003
Prepaid expenses and other current assets	3,862	3,319	3,154
Total Current Assets	34,713	35,815	31,782

Goodwill and intangible assets	9,123	9,365	9,581
Property, plant and equipment	51,580	52,507	53,989
Investments in affiliates and joint ventures	6,913	6,923	7,181
Deferred tax assets	8,134	7,994	8,221
Other assets	2,170	3,163	3,244
Total Assets	112,633	115,767	113,998

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	4,140	4,234	4,348
Trade accounts payable and other	12,499	11,558	11,407
Accrued expenses and other current liabilities	8,243	7,416	8,082
Total Current Liabilities	24,882	23,208	23,837

Long-term debt, net of current portion	18,943	21,745	21,965
Deferred tax liabilities	2,690	2,896	2,958
Other long-term liabilities	14,455	14,963	14,772
Total Liabilities	60,970	62,812	63,532

Equity attributable to the equity holders of the parent	48,263	49,522	47,016
Non–controlling interests	3,400	3,433	3,450
Total Equity	51,663	52,955	50,466
Total Liabilities and Shareholders’ Equity	112,633	115,767	113,998

ArcelorMittal condensed consolidated statements of operations

	Three months ended			Six months ended
In millions of U.S. dollars	June 30, 2013	March 31, 2013	June 30, 20122	June 30, 2013	June 30, 20122
Sales	20,197	19,752	22,478	39,949	45,181
Depreciation	(1,136)	(1,161)	(1,162)	(2,297)	(2,300)
Impairment	(39)	-	-	(39)	(69)
Restructuring charges	(173)	-	(190)	(173)	(297)
Operating income	352	404	1,207	756	2,011
Operating margin %	1.7%	2.0%	5.4%	1.9%	4.5%

Income / (loss) from equity method investments and other income	(24)	(18)	118	(42)	103
Net interest expense	(471)	(478)	(456)	(949)	(917)
Foreign exchange and other net financing (losses)	(530)	(155)	(77)	(685)	(484)
Income (loss) before taxes and non-controlling interests	(673)	(247)	792	(920)	713
Current tax	(149)	(61)	(171)	(210)	(307)
Deferred tax	50	(36)	389	14	701
Income tax benefit / (expense)	(99)	(97)	218	(196)	394
Income / (loss) from continuing operations including non-controlling interest	(772)	(344)	1,010	(1,116)	1,107
Non-controlling interests	(8)	(1)	6	(9)	1
Net income / (loss) from continuing operations	(780)	(345)	1,016	(1,125)	1,108

Basic earnings / (loss) per common share ($)	(0.44)	(0.21)	0.66	(0.65)	0.72
Diluted earnings / (loss) per common share ($)	(0.44)	(0.21)	0.60	(0.65)	0.66

Weighted average common shares outstanding (in millions)	1,788	1,750	1,549	1,769	1,549
Adjusted diluted weighted average common shares outstanding (in millions)	1,789	1,751	1,638	1,770	1,611

EBITDA4	1,700	1,565	2,559	3,265	4,677
EBITDA margin %	8.4%	7.9%	11.4%	8.2%	10.4%

OTHER INFORMATION
Total iron ore production16 (million metric tonnes)	18.2	15.4	18.4	33.6	33.4
Crude steel production (million metric tonnes)	22.5	22.4	22.8	44.9	45.6
Total shipments of steel products17 (million metric tonnes)	21.3	20.9	21.7	42.3	43.9

Employees (in thousands)	242	243	256	242	256

ArcelorMittal condensed consolidated statements of cash flows

In millions of U.S. dollars	Three months ended			Six months ended
	June 30, 2013	March 31, 2013	June 30, 20122	June 30, 2013	June 30, 20122
Operating activities:
Income / (loss) from continuing operations	(780)	(345)	1,016	(1,125)	1,108
Adjustments to reconcile income / (loss) to net cash provided by operations:
Non-controlling interests	8	1	(6)	9	(1)
Depreciation and impairment	1,175	1,161	1,162	2,336	2,369
Restructuring charges	173	-	190	173	297
Deferred income tax	(50)	36	(389)	(14)	(701)
Change in operating working capital18	1,272	(549)	1,381	723	1,092
Other operating activities (net)	561	(606)	(1,086)	(45)	(1,384)
Net cash (used in) provided by operating activities	2,359	(302)	2,268	2,057	2,780
Investing activities:
Purchase of property, plant and equipment and intangibles	(709)	(927)	(1,117)	(1,636)	(2,371)
Other investing activities (net)	(8)	124	301	116	576
Net cash used in investing activities	(717)	(803)	(816)	(1,520)	(1,795)
Financing activities:
Proceeds (payments) relating to payable to banks and long-term debt	(3,047)	(21)	(1,416)	(3,068)	317
Dividends paid	(3)	(34)	(294)	(37)	(588)
Combined capital offering	-	3,978	-	3,978	-
Disposal / (Acquisition)of non-controlling interest	290	810	(10)	1,100	(10)
Other financing activities (net)	(36)	(40)	(24)	(76)	(58)
Net cash (used in) provided by financing activities	(2,796)	4,693	(1,744)	1,897	(339)
Net increase (decrease) in cash and cash equivalents	(1,154)	3,588	(292)	2,434	646
Effect of exchange rate changes on cash	61	(146)	(169)	(85)	(79)
Change in cash and cash equivalents	(1,093)	3,442	(461)	2,349	567

Appendix 1a: Key financial and operational information - Second quarter of 2013

USDm unless otherwise shown	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Distribution Solutions	Mining
FINANCIAL INFORMATION

Sales	4,788	6,903	5,420	2,115	3,597	1,351
Depreciation	(232)	(358)	(226)	(129)	(35)	(146)
Impairment	-	(24)	-	(15)	-	-
Restructuring charges	-	(157)	(1)	(9)	(6)	-
Operating income / (loss)	61	(198)	329	(33)	(12)	286
Operating margin (as a % of sales)	1.3%	(2.9%)	6.1%	(1.6%)	(0.3%)	21.2%

EBITDA4	293	341	556	120	29	432
EBITDA margin (as a % of sales)	6.1%	4.9%	10.3%	5.7%	0.8%	32.0%
Capital expenditure19	68	105	128	99	9	298

OPERATIONAL INFORMATION
Crude steel production (Thousand MT)	5,589	7,481	5,742	3,681	-	-
Steel shipments (Thousand MT)	5,407	7,065	5,772	3,062	4,008	-
Average steel selling price ($/MT)20	831	830	848	623	872	-

MINING INFORMATION (Million Mt)
Iron ore production16	-	-	-	-	-	18.2
Coal production16	-	-	-	-	-	2.2
Iron ore shipped externally and internally and reported at market price6	-	-	-	-	-	8.2
Iron ore shipped internally and reported at cost-plus6	-	-	-	-	-	6.5
Coal shipped externally and internally and reported at market price6	-	-	-	-	-	1.1
Coal shipped internally and reported at cost-plus6	-	-	-	-	-	0.7

Appendix 1b: Key financial and operational information – Six months of 2013

USDm unless otherwise shown	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Distribution Solutions	Mining
FINANCIAL INFORMATION

Sales	9,647	13,737	10,523	4,244	7,150	2,550
Depreciation	(475)	(717)	(460)	(265)	(66)	(293)
Impairment	-	(24)	-	(15)	-	-
Restructuring charges	-	(157)	(1)	(9)	(6)	-
Operating income / (loss)	261	(257)	514	(150)	(28)	572
Operating margin (as a % of sales)	2.7%	(1.9%)	4.9%	(3.5%)	(0.4%)	22.4%

EBITDA4	736	641	975	139	44	865
EBITDA margin (as a % of sales)	7.6%	4.7%	9.3%	3.3%	0.6%	33.9%
Capital expenditure19	153	313	268	187	21	687

OPERATIONAL INFORMATION
Crude steel production (Thousand MT)	11,786	14,760	11,464	6,926	-	-
Steel shipments (Thousand MT)	10,966	13,955	11,166	6,166	8,071	-
Average steel selling price ($/MT) 20	825	830	853	621	862	-

MINING INFORMATION (Million Mt)
Iron ore production16	-	-	-	-	-	33.6
Coal production16	-	-	-	-	-	4.4
Iron ore shipped externally and internally and reported at market price 6	-	-	-	-	-	15.5
Iron ore shipped internally and reported at cost-plus6	-	-	-	-	-	11.3
Coal shipped externally and internally and reported at market price6	-	-	-	-	-	2.4
Coal shipped internally and reported at cost-plus6	-	-	-	-	-	1.4

Appendix 2a: Steel Shipments by geographical location21

(Amounts in thousands metric tonnes)	2Q 13	1Q 13	2Q 12	1H 13	1H 12
Flat Carbon Americas:	5,407	5,559	5,735	10,966	11,407
North America	4,308	4,519	4,615	8,827	9,153
South America	1,099	1,040	1,120	2,139	2,254

Flat Carbon Europe:	7,065	6,890	6,771	13,955	14,232

Long Carbon Americas and Europe:	5,772	5,394	5,839	11,166	11,577
North America	1,202	1,124	1,208	2,326	2,354
South America	1,316	1,366	1,338	2,682	2,618
Europe	2,991	2,695	3,023	5,686	6,079
Other22	263	209	270	472	526

AACIS:	3,062	3,104	3,321	6,166	6,674
Africa	1,017	1,073	1,227	2,090	2,494
Asia, CIS & Other	2,045	2,031	2,094	4,076	4,180

Appendix 2b: Steel EBITDA by geographical location

Amounts in USDm	2Q 13	1Q 13	2Q 122	1H 13	1H 122
Flat Carbon Americas:	293	443	563	736	1,320
North America	106	324	530	430	1,170
South America	187	119	33	306	150

Flat Carbon Europe:	341	300	383	641	514

Long Carbon Americas and Europe:	556	419	575	975	1,023
North America	66	52	60	118	122
South America	305	241	257	546	492
Europe	113	102	148	215	245
Other22	72	24	110	96	164

AACIS:	120	19	122	139	285
Africa	82	20	24	102	124
Asia, CIS & Other	38	(1)	98	37	161

Distribution Solutions:	29	15	385	44	420

Appendix 2c: Iron ore production (Million metric tonnes)

Million metric tonnes (a)	Type	Product	2Q 13	1Q 13	2Q 12	1H 13	1H 12
North America (b)	Open Pit	Concentrate, lump, fines and Pellets	8.2	6.8	7.8	15.1	15.0
South America	Open pit	Lump and fines	1.0	0.9	0.9	1.9	1.7
Europe	Open pit	Concentrate and lump	0.6	0.5	0.5	1.0	1.0
Africa	Open Pit / Underground	Fines	1.3	1.3	1.3	2.6	2.6
Asia, CIS & Other	Open Pit / Underground	Concentrate, lump, fines and sinter feed	3.8	3.7	3.8	7.5	7.3
Own iron ore production			15.0	13.1	14.4	28.1	27.6
North America (c)	Open Pit	Pellets	2.0	1.1	2.7	3.1	3.1
Africa (d)	Open Pit	Lump and Fines	1.2	1.3	1.4	2.4	2.7
Strategic contracts - iron ore			3.2	2.3	4.0	5.5	5.8
Group			18.2	15.4	18.4	33.6	33.4
a)	Total of all finished production of fines, concentrate, pellets and lumps.
b)	Includes own mines and share of production from Hibbing (USA-62.30%) and Pena (Mexico-50%).
c)	Consists of a long-term supply contract with Cleveland Cliffs for purchases made at a previously set price, adjusted for changes in certain steel prices and inflation factors.
d)
Includes purchases under a strategic agreement with Sishen/Thabazambi (South Africa). Prices for purchases under the July 2010 interim agreement with Kumba (as extended and amended several times) have been on a fixed-cost basis since March 1, 2010.

Appendix 2d: Iron ore shipments (Million metric tonnes)

Million metric tonnes	2Q 13	1Q 13	2Q 12	1H 13	1H 12
External sales – Third party	2.2	2.1	3.0	4.3	5.5

Internal sales – Market-priced	6.0	5.2	5.2	11.2	9.5

Internal sales – Cost-plus basis	6.5	4.8	7.0	11.3	11.9
Flat Carbon Americas	2.4	0.5	2.5	2.9	3.2
Long Carbon Americas and Europe	1.2	1.1	1.3	2.3	2.6
AACIS	2.9	3.2	3.1	6.1	6.2

Total shipments	14.7	12.1	15.2	26.8	26.9

Strategic contracts	3.2	2.3	4.0	5.5	5.8
Flat Carbon Americas	2.0	1.1	2.7	3.1	3.1
AACIS	1.2	1.3	1.4	2.4	2.7

Total shipments including strategic contracts	17.9	14.5	19.2	32.3	32.7

Appendix 2e: Coal production (Million metric tonnes)

Million metric tonnes	2Q 13	1Q 13	2Q 12	1H 13	1H 12
North America	0.69	0.70	0.61	1.39	1.25
Asia, CIS & Other	1.29	1.34	1.46	2.63	2.94
Own coal production	1.98	2.04	2.07	4.02	4.19
North America(a)	0.08	0.08	0.07	0.17	0.15
Africa(b)	0.11	0.06	0.09	0.17	0.15
Strategic contracts - coal	0.19	0.14	0.16	0.34	0.31
Group	2.17	2.18	2.24	4.36	4.50
(a) Includes strategic agreement - prices on a fixed-price basis
(b) Includes long term lease - prices on a cost-plus basis

Appendix 2f: Coal shipment (Million metric tonnes)

Million metric tonnes	2Q 13	1Q 13	2Q 12	1H 13	1H 12
External sales - Third party	0.82	0.92	0.86	1.74	1.72
Internal sales - Market-priced	0.31	0.35	0.50	0.66	0.87
Internal sales (AACIS) - Cost-plus basis	0.70	0.72	0.73	1.42	1.52
Total shipments	1.83	1.99	2.08	3.82	4.11
Strategic contracts	0.19	0.14	0.16	0.34	0.31
Total shipments including strategic contracts	2.02	2.13	2.25	4.16	4.42

Appendix 3: Debt repayment schedule as of June 30, 2013

Debt repayment schedule (USD billion)	2013	2014	2015	2016	2017	>2017	Total
Term loan repayments
- Convertible bonds	-	2.3	-	-	-	-	2.3
- Bonds	0.5	0.8	2.2	1.8	2.7	9.7	17.7
Subtotal	0.5	3.1	2.2	1.8	2.7	9.7	20.0
LT revolving credit lines
- $6bn syndicated credit facility	-	-	-	-	-	-	-
- $4bn syndicated credit facility	-	-	-	-	-	-	-
Commercial paper23	0.1	-	-	-	-	-	0.1
Other loans	0.8	0.4	0.5	0.7	0.2	0.4	3.0
Total Gross Debt	1.4	3.5	2.7	2.5	2.9	10.1	23.1

Appendix 4: Credit lines available as of June 30, 2013

Credit lines available (USD billion)	Maturity	Commitment	Drawn	Available
- $6bn syndicated credit facility	18/03/2016	$6.0	$0.0	$6.0
- $4bn syndicated credit facility	06/05/2015	$4.0	$0.0	$4.0
Total committed lines		$10.0	$0.0	$10.0

Appendix 5: Other ratios

Ratios	2Q 13	1Q 13
Gearing24	31%	34%
Net debt /EBITDA ratio based on last twelve months’ reported EBITDA	2.6X	2.5X

Appendix 6: Earnings per share

USD	Three months ended		Six months ended
Earnings / (loss) per share	June 30, 2013	March 31, 2013	June 30, 20122	June 30, 2013	June 30, 20122
Basic (loss) / earnings per common share	(0.44)	(0.21)	0.66	(0.65)	0.72
Diluted (loss) / earnings per common share	(0.44)	(0.21)	0.60	(0.65)	0.66

Appendix 7: EBITDA Bridge from 1Q 2013 to 2Q 2013

USD millions	EBITDA 1Q 13	Volume & Mix - Steel (a)	Volume & Mix - Mining (a)	Price-cost - Steel (b)	Price-cost - Mining (b)	Non -Steel EBITDA (c)	Other (d)	EBITDA 2Q 13
Group	1,565	180	40	119	(42)	(2)	(160)	1,700

a) The volume variance indicates the sales value gain/loss through selling a higher/lower volume compared to the reference period, valued at reference period contribution (selling price–variable cost). The mix variance indicates sales value gain/loss through selling different proportions of mix (product, choice, customer, market including domestic/export), compared to the reference period contribution.
b) The price-cost variance is a combination of the selling price and cost variance. The selling price variance indicates the sales value gain/loss through selling at a higher/lower price compared to the reference period after adjustment for mix, valued with the current period volumes sold. The cost variance indicates increase/decrease in cost (after adjustment for mix, one-time items, non-steel cost and others) compared to the reference period cost. Cost variance includes the gain/loss through consumptions of input materials at a higher price/lower price, movement in fixed cost, changes in valuation of inventory due to movement in capacity utilization etc.
c) Non-steel EBITDA variance primarily represents the gain/loss through the sale of by-products and services.
d) Other represents the gain/loss through movements in provisions including write downs, write backs of inventory, onerous contracts, reversal of provisions, dynamic delta hedge on raw materials, foreign exchange, etc. as compared to the reference period. Specifically includes delta of $92 million for DDH income and $47 million fair valuation gain relating to the acquisition of an additional ownership interest in DJ Galvanizing in Canada.

Appendix 8: Capital expenditure19

USD millions	2Q 13	1Q 13	2Q 122	1H 13	1H 122
Flat Carbon Americas	68	85	167	153	379
Flat Carbon Europe	105	208	225	313	486
Long Carbon Americas and Europe	128	140	142	268	371
AACIS	99	88	71	187	212
Distribution Solutions	9	12	23	21	48
Mining	298	389	475	687	854

Note: Table excludes others and eliminations.

Appendix 9: End notes
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1 The financial information in this press release has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). While the interim financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.
2 On January 1, 2013, in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”), ArcelorMittal mandatorily adopted IFRS 10 (“Consolidated Financial Statements”), IFRS 11 (“Joint Arrangements”), IFRS 12 (“Disclosure of Interests in Other Entities”), IFRS 13 (“Fair Value Measurement”), the revision of IAS 19 (“Employee Benefits”) and IFRIC 20 (“Stripping Costs in the Production Phase of a Surface Mine”). Prior period 2012 information has been adjusted retrospectively for the mandatory adoption of these new standards and interpretations except for IFRS 13 which is applied only prospectively. The main effects for ArcelorMittal are related to the revision of IAS 19R which was applied retrospectively. Following the changes, the previously unrecognized actuarial gains and losses on pension liabilities are recorded in the statements of financial position in full against equity. It means that the previously unrecognized actuarial gains and losses are no longer recorded over time against profit and loss following the then allowed “corridor approach”. All future actuarial gains and losses will also be immediately recognized in other comprehensive income (OCI). In addition, for purposes of measuring the net financial cost on pension liabilities/assets, the expected rate of return on assets must be equal to the discount rate applicable to liabilities.
3 Lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.
4 EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items.
5 EBITDA in 1Q 2013 of $1,565 million was positively impacted by a $47 million fair valuation gain relating to the acquisition of an additional ownership interest in DJ Galvanizing in Canada and $92 million, related to “Dynamic Delta Hedge” (DDH) income. The DDH income recorded in 1Q 2013 was the final instalment of such income. The gain on the unwinding of a currency hedge related to raw materials purchases was initially recorded in equity in 4Q 2008, and has now been fully recorded in the income statement.
6 Market priced tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market.  Market priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price.  Shipments of raw materials that do not constitute market priced tonnes are transferred internally and reported on a cost-plus basis.
7 Net debt refers to long-term debt, plus short term debt, less cash and cash equivalents, restricted cash and short-term investments.
8  EBITDA/t includes total group EBITDA divided by total steel shipments.
9 ArcelorMittal Dofasco has made a number of changes to its pension plan and health and dental benefits. Employees at Dofasco will be transitioned from an existing defined benefit pension plan to a new defined contribution pension plan. Changes to health and dental benefits will result in an increase in the portion of the cost of health benefits that is borne by participants in the plans. These changes resulted in a curtailment gain of $241 million in 1Q 2012. Under IAS 19R, the curtailment gain in Dofasco increased by $44 million to $285 million due to the full underlying liability being recognized on the balance sheet.
10 Foreign exchange and other net financing costs include foreign currency swaps, bank fees, interest on pensions, impairments of financial instruments and revaluation of derivative instruments.
11 On June 20, 2012, ArcelorMittal completed the sale of its steel foundation distribution business in NAFTA, Skyline Steel and Astralloy (“Skyline Steel”), to Nucor Corporation for net cash consideration of $674 million. The transaction comprises 100% of ArcelorMittal’s stake in Skyline Steel’s operations in the NAFTA countries and the Caribbean.
12 There are three categories of sales: 1) “External sales”: mined product sold to third parties at market price; 2) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; 3) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).
13 Rotation days are defined as days of accounts receivable plus days of inventory minus days of accounts payable. Days of accounts payable and inventory are a function of cost of goods sold of the quarter on an annualized basis. Days of accounts receivable are a function of sales of the quarter on an annualized basis.
14 On January 14 and 16, 2013, ArcelorMittal closed its offerings (the “Combined Offering”) of ordinary shares and mandatorily convertible subordinated notes (“MCNs”), respectively. The total aggregate proceeds from the Combined Offering were approximately $4.0 billion (before deduction of commissions and expenses). The ordinary shares offering represented an aggregate amount of $1.75 billion, representing approximately 104 million ordinary shares at an offering price of $16.75 (EUR 12.83 at a EUR/USD conversion rate of 1.3060) per ordinary share.  The MCN offering represented an aggregate amount of $2.25 billion. The MCNs mature in January 2016, were issued at 100% of the principal amount and will be mandatorily converted into ordinary shares of ArcelorMittal at maturity, unless earlier converted at the option of the holders or ArcelorMittal or upon certain specified events in accordance with the terms of the MCNs. The MCNs bear interest of 6.00% per annum, payable quarterly in arrears. The initial minimum conversion price of the MCNs is $16.75, corresponding to the placement price of shares in the concurrent ordinary shares offering as described above, and the initial maximum conversion price was set at approximately 125% of the minimum conversion price (corresponding to $20.94) the minimum and maximum conversion prices and ratios are subject to adjustment upon the occurrence of certain events. The Mittal family participated in the Combined Offering by acquiring $300 million of MCNs and $300 million of ordinary shares.

15 Includes back-up lines for the commercial paper program.
16 Total of all finished production of fines, concentrate, pellets, lumps and coal (includes share of production and strategic long-term contracts).
17 ArcelorMittal Distribution Solutions shipments are eliminated in consolidation as they primarily represent shipments originating from other ArcelorMittal operating subsidiaries.
18 Operating working capital is defined as trade accounts receivable plus inventories less trade accounts payable.
19 Capex includes the acquisition of intangible assets (such as concessions for mining and IT support) and includes payments to fixed asset suppliers.
20 Average steel selling prices are calculated as steel sales divided by steel shipments.
21 Shipments originating from a geographical location.
22 Includes Tubular products business.
23 Commercial paper is expected to continue to be rolled over in the normal course of business.
24 Gearing is defined as (A) long-term debt, plus short-term debt, less cash and cash equivalents, restricted cash and short-term investments (including those held as part of asset/liabilities held for sale), divided by (B) total equity